FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

STATEMENT ON THE BANK OF ENGLAND
2016 STRESS TEST RESULTS
HSBC Holdings plc ('HSBC') notes the publication today of the results of the Bank of England's 2016 concurrent stress test exercise. The Bank of England's results show that, under the hypothetical stress scenario, HSBC's common equity tier 1 ('CET1') ratio would fall to a low point of 9.1%, well above HSBC's CET1 hurdle rate and systemic reference point ratios of 6.1% and 7.3%, respectively.
The Bank of England's stress scenario has been designed under the new annual cyclical scenario framework and modelled a hypothetical synchronised global downturn with growth in Hong Kong and China and other emerging market economies in which HSBC operates being particularly adversely affected. Under this severe scenario, the results demonstrate the impact of our strategic actions and the Group's continued capital strength.
The results incorporate management actions that have been accepted by the Bank of England for the purposes of this exercise and CRD IV restrictions in the year of low point CET1 ratio. Under adverse economic circumstances, we would in practice consider a variety of management actions depending on the particular prevailing circumstances. Our intention, as evidenced by past actions, is to maintain a conservative and prudent stance on capital management.
The Bank of England's 2016 stress test results are available to view in full on the Bank of England's website at: http://www.bankofengland.co.uk/financialstability/Documents/fpc/results301116.pdf

Investor enquiries to:
Mark Phin Rebecca Self	+44 (0) 20 7992 6923 +44 (0) 20 7992 5897	investorrelations@hsbc.com investorrelations@hsbc.com

Media enquiries to:
Heidi Ashley Gillian James	+44 (0) 20 7992 2045 +44 (0) 20 7992 0516	heidi.ashley@hsbc.com gillian.james@hsbcib.com
Notes to editors:
1. HSBC's results reflect the sale of our entire business in Brazil, comprising HSBC Bank Brasil S.A - Banco Multiplo and HSBC Servicios e Participacoes Ltda, on 1 July 2016.
2. The regulatory treatment of our investment in Bank of Communications Co., Limited ('BoCom') changed from proportional consolidation of BoCom's risk-weighted assets ('RWAs') to a deduction from capital (subject to regulatory thresholds) at 30 September 2016. Our results do not reflect this change in the regulatory treatment. We have included the proportional consolidation of BoCom's RWAs in our results.
3. HSBC's CET1 hurdle rate of 6.1% is the sum of the CRD IV minimum CET1 ratio of 4.5% and our Pillar 2A CET1 capital requirement of 1.6%.
4. HSBC's CET1 systemic reference point of 7.3% is the sum of our hurdle rate and current phased-in G-SIB buffer in the year of our low point CET1 ratio (1.25%). Our current G-SIB buffer is being phased in from 1 January 2016 (0.625%) to 1 January 2019 (2.5%).
HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,557bn at 30 September 2016, HSBC is one of the world's largest banking and financial services organisations.
ends/all

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 30 November 2016